Exhibit 99.1

Sound Group Inc. Files 2025 Annual Report on Form 20-F

SINGAPORE, April 30, 2026 (GLOBE NEWSWIRE) -- Sound Group Inc. (“Sound Group” or the “Company”) (NASDAQ: SOGP), a global AI-powered audio company, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2025, with the Securities and Exchange Commission (the “SEC”) on April 30, 2026. The annual report, which contains the Company’s audited consolidated statements, can be accessed on the SEC’s website at http://www.sec.gov and the Company’s investor relations website at https://ir.soundgroupinc.com.

The Company will provide a hard copy of its annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to ir@soundgroupinc.com or the Investor Relations Department at Sound Group Inc., 108 Robinson Road, #09-01 Singapore 068900.

About Sound Group Inc.

Sound Group Inc. (NASDAQ: SOGP) is a global AI-powered audio company on a mission to help people connect better and live happier. Leveraging its voice AI technologies and deep expertise in audio interaction, Sound Group is building a diverse ecosystem of intelligent audio products that cater to a global user base. By integrating technology, innovative products, and real-world data within a user-centric ecosystem, the Company generates a powerful growth flywheel that is driving continuous innovation and accelerating its global expansion. Sound Group Inc. has been listed on Nasdaq since January 2020.

For more information, please visit: https://ir.soundgroupinc.com/

For investor and media inquiries, please contact:

Sound Group Inc.

IR Department

E-mail: ir@soundgroupinc.com

Christensen Advisory

E-mail: soundgroup@christensencomms.com